Exhibit 99.1

For immediate release Chennai, India

EARNING CALLS DETAILS	January 17, 2025| 8:30 AM ET

Participant Dial in:

To join: +1-888-506-0062 (Toll Free in the U.S. or Canada) or +1-973-528-0011 (International) | Access Code: 260860

On the call: Mr. Raju Vegesna, Chairman of the Board and Mr. M P Vijay Kumar, Executive Director & Group CFO

Live webcast: https://www.webcaster4.com/Webcast/Page/2184/51869

Archives: +1-877-481-4010 (Toll Free in the U.S. or Canada) or +1-919-882-2331 (International). Passcode 51869.

Replay is available until January 24, 2025.

Sify reports Consolidated Financial Results for Q3 FY 2024-25

Revenues of INR 10,491 Million. EBITDA of INR 1,914 Million.

Loss for the period INR 258 Million.

HIGHLIGHTS

•	Revenue was INR 10,491 Million, an increase of 21% over the same quarter last year.

•	EBITDA was INR 1,914 Million, an increase of 13% over the same quarter last year.

•	Loss before tax was INR 119 Million. Loss after tax was INR 258 Million.

•	CAPEX during the quarter was INR 3,343 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “India's growing prominence in the global marketplace is driven by its liberal policies, a supportive business environment, and a wealth of skilled resources. These factors combine to create a compelling growth opportunity for international companies, making India a critical destination in their global strategic expansion plans.

India has long established a reputation of being an IT service provider for the world. That narrative is now maturing to recognize that India can be an important AI test-bed for the emerging digital economy. Multiple global leaders have also gone on record regarding the importance of the Indian market in their investment roadmap”.

Mr. M P Vijay Kumar, ED & Group CFO, said, “We stay focussed on cost efficiency and fiscal discipline, ensuring our financial strategies align with long-term value creation. Our current results are weighed down by depreciation, interest payments and escalating manpower costs.

Our strategic investments are guided by a forward-looking approach, designed to anticipate evolving market dynamics and drive sustainable growth. Our pursuit of responsible and innovative growth will be strengthened through such sustainable practices.

We draw your attention to Sify adopting the new standard of International Accounting Standards Board’s recent issuance of IFRS 18 (Presentation and Disclosure in Financial Statements), starting with the last quarter ending June 30, 2024. By adopting the new standard, we seek to maintain clarity and consistency in our financial communications. Importantly, while our presentation may change, there is no alteration in total income or net profit. December 2023 numbers are restated consequent to filing of Amended Form 20-F/A with SEC on January 13, 2025.

The cash balance at the end of the quarter was INR 5,327 Million”.

BUSINESS HIGHLIGHTS

•	The Revenue split between the businesses for the quarter was Data Center colocation services 36%, Digital services 23% and Network services 41%.

•	During the quarter, Sify commissioned 5MW of additional Data Center capacity.

•	As of December 31,2024, Sify provides services via 1109 fiber nodes across the country, a 14% increase over same quarter last year.

•	As of December 31, 2024, Sify has deployed 9473 contracted SDWAN service points across the country.

2

CUSTOMER ENGAGEMENTS

Among the most prominent new contracts during the quarter were the following:

Data Center Services

•	A web hosting company and an ecommerce IT peripherals player migrated from the competition’s data center to Sify Data Center.
•	One of the largest private and public sector banks contracted to expand their DR at two Sify’s premises.
•	The Central Bank’s arm for payments and settlement contracted for a DR location and a private bank contracted for an Near DR.

Digital services

•	An industrial construction major and a mobility solutions provider contracted to migrate their on-prem DC to Sify’s Cloud platform.
•	One of the oldest publishing houses, a retail automation player, a home grown diversified MNC and inland waterway channel contracted Sify to build greenfield cloud platforms.
•	A majority of these entities also signed up for value added services, such as services like DRaaS, PaaS and IaaS.
•	A publicly listed state technology mission signed up for on-prem commissioning of private cloud services.
•	New contracts for Managed services included the IT mission of a state government, a public sector bank and a national insurance player.
•	The technology partner to the Government of India, multiple banks and a heavy machinery supply chain major signed up for on-prem Security build services.
•	A Public sector bank, the technology partner to the Government of India, an insurance major, a fintech major and the IT mission of a state government signed up for technology refresh.
•	Sify delivered more than 2 million online assessments this quarter.
•	A homegrown MNC’s international hospitality division contracted for supply chain integration.

Network Services

•	A global banking major with presence in India and a retail MNC signed up for Sify’s Global Cloud interconnection.
•	One of the largest Investment banks and a global FMCG contracted for Sify's Cloud interconnect Solutions.
•	A global investment bank and the country’s premier financial transaction settlement assurance platform transitioned their networks to Sify.
•	A state government’s police service signed up for Wide Area Networking.
•	Sify landed a second intercontinental cable system at its Open Cable landing station.
•	Sify has also commenced services on the Mumbai – Noida National Long Distance (NLD) network.

3

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

Description	Quarter ended December 2024	Quarter ended December 2023 (restated)	Quarter ended September 2024
Revenue	10,491	8,659	10,275
Cost of Sales	(6,725)	(5,390)	(6,362)
Gross Profit	3,766	3,269	3,913
Other Operating Income	64	(17)	135
Selling, General and Administrative Expenses	(1,845)	(1,579)	(1,945)
Depreciation and Amortisation expense	(1,446)	(1,183)	(1,323)
Operating Profit	539	490	780
Investment Income	52	101	2
Profit before financing and income taxes	591	591	782
Finance income	19	-	-
Interest expenses on borrowings and lease liabilities	(729)	(558)	(641)
Interest expenses on pension liabilities	-	(1)	(1)
Profit/(Loss) before income taxes	(119)	32	140

Income Tax Expense	(139)	6	(38)

Profit/(Loss) for the period	(258)	38	102

Profit attributable to:
Reconciliation with Non-GAAP measure

Profit/(Loss) for the period	(258)	38	102
Add:
Depreciation and Amortisation expense	1,446	1,183	1,323
Net Finance Expenses	636	473	534
Current Tax	190	9	184
Less:
Deferred Tax	(51)	(15)	(146)
Other Income (including exchange gain/loss)	(49)	1	(34)

EBITDA	1,914	1,689	1,963

Management-defined Performance Measures (MPMs)

Sify uses Earnings before Interest, Tax, Depreciation and Amortisation (EBITDA) as the management-defined performance measure in its public communications. This measure is not specified by IFRS Accounting Standards and therefore might not be comparable to apparently similar measures used by other entities.

Management believes adjusting operating profit for these items provides comprehensive information of the company’s operating performance.

4

Reconciliation with Management-defined Performance Measures:

(In INR millions)

Description	Quarter ended December 2024	Quarter ended December 2023 (restated)	Quarter ended September 2024
Operating Profit	539	490	780
Add:
Depreciation and Amortisation expense	1,446	1,183	1,323
Less:
Interest expenses on pension liabilities	-	(1)	(1)
Other Income (including exchange gain/loss)	(71)	17	(139)
EBITDA	1,914	1,689	1,963

Segment Reporting:

(In INR millions)

	Q3 2024-25				Q3 2023-24 (restated)
Particulars	Network Services (A)	Data center Services (B)	Digital Services (C)	Total (D=A+B+C)	Network Services (A)	Data center Services (B)	Digital Services (C)	Total (D=A+B+C)
Revenue
External customers Revenue	4,274	3,837	2,380	10,491	3,477	2,732	2,450	8,659
Intersegment Revenue	-	22	55	77	-	22	55	77
Operating expenses	(3,823)	(2,119)	(2,655)	(8,597)	(2,985)	(1,584)	(2,410)	(6,979)
Intersegment expenses	(63)	-	(14)	(77)	(63)	-	(14)	(77)
Segment Result	388	1,740	(234)	1,894	429	1,170	81	1,680
Unallocated Expense (Support Service Unit Costs)				27				10
Depreciation & Amortisation				(1,446)				(1,183)
Other income / (expense), net				116				84
Finance Income				19				-
Finance Expense				(729)				(559)
Profit / (loss) before tax				(119)				32
Income taxes (expense)/ benefit				(139)				6
Profit / (loss) for the period				(258)				38

Equity and Debt:
(In INR millions)

	31.12.2024	31.12.2023	30.09.2024
EQUITY	17,391	15,261	17,627
BORROWINGS
Long term	26,306	20,386	26,905
Short term	7,326	6,334	7,719

About Sify Technologies

A multiple times award winner of the Golden Peacock from Institute of Directors for Corporate Governance, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising state-of-the-art Data Centers, the largest MPLS network, partnership with global technology majors and deep expertise in business transformation solutions modelled on the cloud, make it the first choice of start-ups, SMEs and even large Enterprises on the verge of a revamp.

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Digital services and conduct their business seamlessly from more than 1700 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore. Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

5

Non-IFRS Measures

This press release contains a financial measure not prepared in accordance with IFRS. In particular, EBITDA is referred to as “non-IFRS” measure. The non-IFRS financial measure we use may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the reconciliation provided in the table labelled Financial Highlights for more information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and our financial results calculated in accordance with IFRS and reconciliation to those financial statements should be carefully evaluated.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F/A for the year ended March 31, 2024, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 9840926523 praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Weber Shandwick Lucia Domville +1-212 546-8260 LDomville@webershandwick.com

6